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                                  edocs, Inc.
                                 Two Apple Hill
                               598 Worcester Road
                          Natick, Massachusetts  01760
                           Telephone:  (508) 652-8600

                               February 23, 2001

Via Edgar and Overnight Delivery
--------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  edocs, Inc.
          Request to Withdraw Registration Statement on Form S-1
          (Registration No. 333-33278)
          ----------------------------

Securities and Exchange Commission:

     Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), edocs, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on March 24, 2000.

     The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $0.001 per share (the "Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement due to continuing adverse market conditions. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate. The Registrant hereby also withdraws its request for confidential treatment (the "Confidential Treatment Application") with the understanding that the information for which confidential treatment was requested will not become publicly available. Accordingly, the Registrant hereby requests that all documents and materials submitted with or in connection with the Confidential Treatment Request be returned to it as soon as reasonably possible.

     The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The Registrant is not withdrawing the Registration Statement in anticipation of relying on Rule 155(c) of the Act to commence a private offering but hereby respectfully reserves its right to do so in the future. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing, and the Registrant confirms that it may apply such filing fee to offset the filing fees incurred by it at the time it files its next registration statement, in accordance with the provisions of Rule 457 of Regulation C of the Act.

     Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (508) 652-8301.

                                    Sincerely,

                                    edocs, Inc.


                                    By:/s/ Kevin E. Laracey
                                       --------------------
                                       Kevin E. Laracey
                                       President, Chief Executive Officer and
                                       Director


cc: Kenneth Lench (Securities and Exchange Commission)
    Ms. Phyllis Doherty (edocs, Inc.)
    William J. Schnoor, Jr., Esq. (Testa, Hurwitz & Thibeault, LLP) Jonathan M. Moulton, Esq. (Testa, Hurwitz & Thibeault, LLP)
    Richard D. Forrest, Esq. (Testa, Hurwitz & Thibeault, LLP)
    Florence R. Liu, Esq. (Testa, Hurwitz & Thibeault, LLP)
    Matthew H. Small, Esq. (Testa, Hurwitz & Thibeault, LLP)